William T. Whelan | 617 348 1869 | wtwhelan@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

February 3, 2011

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BG Medicine, Inc.
Registration Statement on Form S-1
Registration No. 333-164574

Ladies and Gentlemen:

On behalf of BG Medicine, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 9 (the “Amendment”) to the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 29, 2010, and as amended by Amendment No. 1 filed on February 12, 2010, Amendment No. 2 filed on March 12, 2010, Amendment No. 3 filed on August 31, 2010, Amendment No. 4 on November 8, 2010, Amendment No. 5 on November 22, 2010, Amendment No. 6 on November 30, 2010, Amendment No. 7 on December 2, 2010 and Amendment No. 8 on February 1, 2011 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated February 2, 2011 from John Reynolds, Assistant Director, to Pieter Muntendam, M.D., the Company’s President and Chief Executive Officer. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

February 3, 2011

General

1.	Comment: We note the reference on the cover page and elsewhere to stockholders having “indicated an interest in purchasing up to an aggregate of $25.3 million.” Please advise us of the basis for this statement. Provide a brief summary of the discussions and contacts that lead to your belief, including dates of conversations.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

As previously disclosed to the Staff in a supplemental response letter dated December 15, 2010 that included a draft of proposed changes to the prospectus, the Company received indications of interest from certain of its existing stockholders to participate in the Company’s initial public offering, as currently disclosed in Amendment No. 8.

Prior to the time that the Company commenced the road show for the offering in early December 2010, the Company was advised by the underwriters for the offering that a demonstration of commitment by existing investors to purchase shares in the initial public offering could enhance the marketing effort for the deal. Such insider participation has been common in several recently completed initial public offerings, particularly in the life sciences sector. Several principal stockholders of the Company were subsequently approached by the lead underwriter to solicit their indications of interest in the Company’s initial public offering and several principal stockholders did indicate their interest to participate in the offering. The Company became aware of these indications of interest from the underwriters or directly from these stockholders.

On or about December 13, 2010, Noubar Afeyan, Founder, Chairman of the Board of Directors of the Company and a representative of Flagship Ventures, a significant stockholder of the Company, indicated to the Company, via a phone conversation with Pieter Muntendam, the Company’s Chief Executive Officer, that Flagship would have an interest in participating in the initial public offering and Dr. Afeyan also communicated such interest directly to the underwriters. Subsequently, Drs. Afeyan and Muntendam had conversations with each of the representatives of the principal stockholders named in Amendment No. 8 to confirm their indications of interest.

These various conversations by and among the underwriters, representatives of the Company and the principal stockholders occurred during the period beginning on or about December 3, 2010 and ending on or about December 15, 2010.

These investors were referred to the then current preliminary prospectus for the offering on file with the SEC and available through EDGAR. Certain of these investors were visited as part of the Company’s road show and received the Company’s road show presentation.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

February 3, 2011

Based on receiving indications of interest from certain of its principal stockholders to participate in the offering at certain investment amounts transmitted through the underwriters and through phone conversations with Drs. Afeyan or Muntendam, the Company prepared a proposed free-writing prospectus and an amendment to the Registration Statement disclosing the indications of interest received from the investor group and submitted the proposed free-writing prospectus and amendment on December 15, 2010 confidentially to the Staff for review. The proposed amendment to the Registration Statement was cleared by the Staff informally on December 16, 2010, but the offering activities were suspended on or about December 16, 2010, so the proposed free-writing prospectus and amendment were not filed on EDGAR.

On or about January 24, 2011, the company re-initiated its offering process and in connection therewith, reconfirmed verbally during the week of January 24th the expressions of interest previously received from each member of the investor group. The Company understands that, on or about January 31, 2011, Lazard Capital Markets, the current sole book runner for the initial public offering, independently confirmed these indications of interest in telephone conversations with representatives of each investor group. Each investor reaffirmed to the Company that the expression of interest is not a binding obligation, and no agreement or commitment exists in respect of these indications of interest. On February 1, 2011, the Company filed Amendment No. 8 to its Registration Statement in which it disclosed, among other things, the receipt of these indications of interest.

Item 16. Exhibits and Financial Statement Schedules.

2.	Comment: Please file an updated legality opinion.

Response: In response to the Staff’s comment, the Company has re-filed an updated legality opinion delivered by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. as a new Exhibit 5.1 to the Registration Statement.

*            *             *            *            *

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

February 3, 2011

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Scott A. Samuels of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ William T. Whelan

William T. Whelan

cc:	Securities and Exchange Commission

Damon Colbert

Steve Lo

James Lopez

John Reynolds

David Walz

BG Medicine, Inc.

Pieter Muntendam, M.D.

Michael Rogers

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Scott Samuels

Linda Rockett

Garrett Winslow

Dewey & LeBoeuf LLP

Donald Murray

Angela Lin

Deloitte & Touche LLP

Joseph Apke